UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Extraordinary General Meeting

The board of directors (the “Board”) of Diginex Limited (the “Company”) has scheduled an extraordinary general meeting of shareholders (the “Meeting”) of the shareholders of Company as of July 3, 2025 (the “Record Date”) to be held on Tuesday, July 29 2025, at 10 a.m. Eastern Time. The Meeting will be held virtually via teleconference using the following dial-in information:

Telephone access (listen-only):

Within the U.S. and Canada: 1 800-450-7155 (toll-free)

Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply)

Conference ID: 8617216#

At the Meeting, the Company’s shareholders will be asked to vote, and if thought fit, approve on the following proposals:

Proposal No. 1. Share Subdivision Proposal - a proposal by an ordinary resolution that the Company effect a subdivision of its authorized (issued and unissued) shares, whereby: (i) each ordinary share of US$0.00005 par value shall be subdivided into eight (8) ordinary shares of US$0.00000625 par value each and each preferred share of US$0.00005 par value shall be subdivided into eight (8) preferred shares of US$0.00000625 par value each, (ii) all such subdivided ordinary shares and preferred shares shall rank pari passu in all respects with each other (as the case may be) and (iii) any fractional shares as a result of such share subdivision shall be rounded up to the near whole number of shares (collectively, the “Shares Subdivision”), with effect on August 1, 2025, such that the authorized share capital of the Company shall become US$50,000 divided into 7,680,000,000 ordinary shares of par value US$0.00000625 each and 320,000,000 preferred shares of par value US$0.00000625 each (the “Share Subdivision Proposal”).

Proposal No. 2. M&AA Amendment Proposal - a proposal by a special resolution that the Company adopt the second amended and restated memorandum and articles of association of the Company substantially in the form attached as Annex A to this proxy statement and the accompany notice of the Meeting in its entirety and in substitution for and to the exclusion of the amended and restated memorandum and articles of association of the Company currently in effect with effect immediately after the Share Subdivision taking effect (the “M&AA Amendment Proposal”).

Proposal No. 3. Adjournment Proposal - a proposal by an ordinary resolution the Meeting be adjourned to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to the Company’s Shareholders, (ii) in order to solicit additional proxies from the Company’s Shareholders in favor of one or more of the proposals at the Meeting or, (iii) as the chairman of the Meeting shall deem necessary in his sole and absolute discretion (the “Adjournment Proposal”).

The Notice of Extraordinary General Meeting/Proxy Statement (the “Notice”) and the Proxy Card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively. Shareholders are urged to carefully read the Notice, because it contains important information about the Company and the Meeting.

The Company is a foreign private issuer. As such, the Notice is not subject to review and comment by the Securities and Exchange Commission (the “SEC”).

Copies of Notice and other documents filed or submitted by the Company will be available at the website maintained by the SEC at www.sec.gov. Shareholders may obtain a copy of such filings, free of charge, from the Company’s website at https://www.cstproxy.com/diginex/2025.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Meeting. Information regarding certain directors and executive officers of the Company is available in the Company’s documents filed with or submitted to the SEC. Other information regarding the participants in the proxy solicitation and descriptions of their direct and indirect interests, by security holdings or otherwise, are set forth in the Notice filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: July 7, 2025		/s/ Mark Blick
	Name:	Mark Blick
	Title:	Chief Executive Officer
(Principal Executive Officer)

Exhibits

Exhibit No.	Description

99.1	Notice of Extraordinary General Meeting of Shareholders/Proxy Statement
99.2	Form of Proxy Card